Banco Itau Holding Financeira S.A.
A Publicly Listed Company                              CNPJ. 60.872.504/0001-23

                          Disclosure of a Material Fact
                    New Agreement for Management of Credicard

1. On November 8 2004, Banco Itau Holding Financeira S.A. (Itau) announced a material fact entitled "Equity participation in Credicard and Orbitall" in which the three controlling partners of Credicard Banco S.A. (Credicard), the largest credit card issuer in Brazil, decided to reformulate their stakes in the Credicard Conglomerate.

2. New agreements (the New Agreement) have been signed to administer the customer base and the credit cards issued under the Credicard brand thus maximizing the synergies between Credicard and the current partners, Itau and Citigroup.

3. The New Agreement establishes that during 2005, the 7.6 million credit cards issued by Credicard, as well as new ones to be issued, will be analyzed according to their economic value with the purpose of creating two distinct and equivalent customer card bases: one will carry the Credicard brand name associated with the Itau brand and analogously, the other will be associated with the Citigroup brand. Each member will be able to offer other financial products and services to its respective customer card base.

4. The New Agreement will thus expand Itau's credit cards base by 3.8 million resulting in significant business synergies to the benefit of all through the Bank's technology, quality and comprehensive range of products and services.

5. During 2005, the company will continue to be managed on a shared basis with the results being split equally between the partners. At the end of the year, Credicard's shared management will cease with the transfer of the customer and credit card bases as well as the assets and liabilities to the partners.

6. The Credicard brand will be used jointly by the partners, in conjunction with their own individual brands until December 2008. The New Agreement further provides for a series of conditions and options (between December 2006 and January 2007) which will give the right to the exclusive use of the brand by one of the partners after 2008.

7. The New Agreement further provides that the partners shall share all Credicard's systems' expertise and technology as well as its highly qualified teams for generating the respective credit card bases. Credicard's customers will continue to enjoy the same efficiency and quality of service, maintaining the current contractual basis unchanged.

8. Orbitall will continue to be an independent processor, providing services to all its existing clients, including Credicard, as well as taking initiatives to increase its client base.

9. This operation is a further confirmation of Itau's confidence in the future of the country, and underscores its commitment to the Brazilian financial markets, to customer satisfaction and the creation of shareholder value.

                          Sao Paulo, February 1st, 2005

                             Alfredo Egydio Setubal
                           Investor Relations Director